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SOUTHWEST AIRLINES REPORTS JUNE TRAFFIC

DALLAS, TEXAS – July 9, 2013 – Southwest Airlines Co. (NYSE: LUV) announced today that the Company flew 9.8 billion revenue passenger miles (RPMs) in June 2013, a 2.3 percent increase from the 9.6 billion RPMs flown in June 2012. Available seat miles (ASMs) increased 1.7 percent to 11.6 billion from the June 2012 level of 11.4 billion. The June 2013 load factor was 85.0 percent, compared to 84.4 percent in June 2012. For June 2013, passenger revenue per ASM (PRASM) is estimated to have decreased approximately one percent compared to June 2012.
For the second quarter of 2013, the Company flew 27.9 billion RPMs, compared to 27.2 billion RPMs flown for the same period in 2012, an increase of 2.7 percent. Second quarter ASMs increased 3.0 percent to 34.2 billion from the 2012 level of 33.2 billion. The second quarter load factor was 81.6 percent, compared to 81.9 percent for the same period in 2012.
For the first half of 2013, the Company flew 51.7 billion RPMs, compared to 50.9 billion RPMs flown for the same period in 2012, an increase of 1.6 percent. Year-to-date ASMs increased 1.8 percent to 65.0 billion from the 2012 level of 63.9 billion. The year-to-date load factor was 79.5 percent, compared to 79.7 percent for the same period in 2012.
This release, as well as past news releases about Southwest Airlines Co., is available online at southwest.com.
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SOUTHWEST AIRLINES CO.
PRELIMINARY COMPARATIVE TRAFFIC STATISTICS

	JUNE
	2013	2012	CHANGE
Revenue passengers carried	10,030,052	9,970,451	0.6%

Enplaned passengers	12,239,506	12,244,503	—

Revenue passenger miles (000)	9,846,172	9,621,741	2.3%

Available seat miles (000)	11,588,034	11,399,302	1.7%

Load factor	85.0%	84.4%	0.6 pts

Average length of haul	982	965	1.8%

Trips flown	113,989	118,743	(4.0)%

	SECOND QUARTER
	2013	2012	CHANGE
Revenue passengers carried	29,242,309	28,859,348	1.3%

Enplaned passengers	35,531,150	35,210,151	0.9%

Revenue passenger miles (000)	27,929,506	27,206,498	2.7%

Available seat miles (000)	34,231,243	33,230,589	3.0%

Load factor	81.6%	81.9%	(0.3) pts

Average length of haul	955	943	1.3%

Trips flown	343,592	352,726	(2.6)%

	YEAR-TO-DATE
	2013	2012	CHANGE
Revenue passengers carried	54,446,243	54,420,170	—

Enplaned passengers	66,243,775	66,364,573	(0.2)%

Revenue passenger miles (000)	51,686,249	50,891,364	1.6%

Available seat miles (000)	65,032,668	63,863,482	1.8%

Load factor	79.5%	79.7%	(0.2) pts

Average length of haul	949	935	1.5%

Trips flown	662,106	686,622	(3.6)%

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